Exhibit 99.1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Dear Shareholders,

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 481/09 (“ICVM 481”), as amended, discloses to its shareholders and the market in general the consolidated voting chart related to the remote voting bulletin for the purpose of the exercise of voting rights at the Extraordinary Shareholders’ Meeting (Assembleia Geral Extraordinária – AGE) to be held on April 19, 2021.

The Company clarifies that the exercise of such voting rights via the completion and submission/delivery of a remote voting bulletin does not prevent attendance at the AGE and the exercise of the in-person vote, in which case the AGE Board will disregard the remote voting instruction, pursuant to Article 21-W, paragraph 5, item I, of CVM Instruction No. 481.

The Company emphasizes that it will carry out verification of the shareholding position as is customarily conducted for its General Shareholders’ Meetings to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and submitting/delivering a remote voting bulletin, taking into account, for the purpose of computation of such votes, the most recent position of each shareholder as available to the Company (or, if unavailable, the shareholding position as provided by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of CVM Instruction No. 481).

The Company also cautions that the information contained in the consolidated summary voting chart published in accordance with the provisions of Article 21-W, third paragraph, of CVM Instruction No. 481, may not represent the results of the votes with respect to the matters that will be submitted for deliberation at the AGE, according to the Call Notice published on March 29, 2021, considering that such summary voting chart comprises only the votes cast by remote voting.

Rio de Janeiro, April 16, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Consolidated Voting Chart

General Shareholders’ Meeting – April 19, 2021 at 3 p.m

Agenda Item	Description of Deliberation	Voting Position	Total Number of Shares
(1)	Consideration and resolution on the issuance, by the Company, of the declaration required by Judgment No. 1, dated January 8, 2021, which gave rise to the Prior Consent from the National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, for the merger of Telemar Norte Leste S.A. - In Judicial Reorganization ("Telemar"), a wholly-owned subsidiary of Oi, with and into the Company, as provided for in the Judicial Reorganization Plan.	Approve	581,811,588
		Reject	0
		Abstain	9,021,677
(2)

Ratification of the appointment and engagement of the specialized company Meden Consultoria Empresarial Ltda. ("Meden"), responsible for preparing (i) the appraisal report, at book value, of Telemar's shareholders' equity, to be incorporated to the Company's shareholders' equity, (ii) the valuation report of the shareholders' net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for purposes of article 264 of Law no. 6.404/1976 (the "Brazilian Corporation Law"), (iii) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (iv) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), indirect subsidiary of the Company, to be incorporated to the Company's shareholders' equity (jointly, the "Valuation Reports").

		Approve	581,811,588
		Reject	0
		Abstain	9,021,677
(3)	Evaluation and deliberation about the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company.	Approve	581,811,588
		Reject	0
		Abstain	9,021,677
(4)	Evaluation and deliberation about the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company.	Approve	581,811,588
		Reject	0
		Abstain	9,021,677

(5)	Examination, discussion and resolution on the Protocol and Justification of the Merger of Telemar Norte Leste S.A. - In Judicial Reorganization with and into Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Merger"), which establishes the terms and conditions of the merger of Telemar with and into the Company (the "Merger");	Approve	581,811,588
		Reject	0
		Abstain	9,021,677
(6)	Resolution on the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Company's Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock.	Approve	581,811,588
		Reject	0
		Abstain	9,021,677
(7)	Examination, discussion and resolution on the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Partial Spin-off"), which establishes the terms and conditions of the partial spin-off of BTCM (the "Partial Spin-off") with the transfer of the spun-off portion to the Company (the "Transfer of the Spun-off Portion").	Approve	581,811,588
		Reject	0
		Abstain	9,021,677
(8)	Resolution on the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corporation Law.	Approve	581,811,588
		Reject	0
		Abstain	9,021,677
(9)	Amendment to the wording of article 2 of the Company's Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan.	Approve	581,811,588
		Reject	0
		Abstain	9,021,677
(10)	Authorization for the Company's management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion.	Approve	581,811,588
		Reject	0
		Abstain	9,021,677